UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Financial Results- Nine Months Ended September 30, 2018

Formula Systems (1985) Ltd. (“Formula”) hereby furnishes to the Securities and Exchange Commission (the “SEC”) the following documentation concerning its financial condition and results of operations as of, and for the three and nine month periods ended, September 30, 2018:

(i)	Unaudited condensed interim consolidated financial statements of Formula as of, and for the three and nine-month periods ended, September 30, 2018;
(ii)	Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to the nine-month period ended September 30, 2018; and
(iii)	Interactive Data File disclosure for the foregoing unaudited condensed interim consolidated financial statements, in accordance with Rule 405 of Regulation S-T promulgated by the SEC.

Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files in Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

The following exhibits are furnished as Exhibits 99.1, 99.2 and 101 to this Report of Foreign Private Issuer on Form 6-K:

Exhibit Number	Description

99.1	Unaudited condensed interim consolidated financial statements of Formula as of, and for the three and nine month periods ended, September 30, 2018

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Formula with respect to the nine month period ended September 30, 2018

101	The following financial information from Exhibit 99.1 to this Form 6-K, formatted in Extensible Business Reporting Language (XBRL):

(i) Interim Condensed Consolidated Statements of Financial Position as of December 31, 2017 and September 30, 2018 (Unaudited);
(ii) Interim Condensed Consolidated Statements of Profit or Loss for the three and nine months ended September 30, 2017 and 2018 (Unaudited) and for the year ended December 31, 2017;
(iii) Interim Condensed Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2017 and 2018 (Unaudited) and for the year ended December 31, 2017;
(iv) Interim Condensed Statements of Changes in Equity for the nine months ended September 30, 2017 and 2018 (Unaudited);
(v) Interim Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2017 and 2018 (Unaudited) and for the year ended December 31, 2017; and
(vi) Notes to the Interim Condensed Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: March 7, 2019	By:	/s/ Asaf Berenstin
Name: Asaf Berenstin
Title: Chief Financial Officer

Exhibit Index

Exhibit Number	Description

99.1	Unaudited condensed interim consolidated financial statements of Formula Systems (1985) Ltd. (“Formula”) as of, and for the three and nine month periods ended, September 30, 2018

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Formula with respect to the nine month period ended September 30, 2018

101	The following financial information with respect to Formula from Exhibit 99.1 to this Form 6-K, formatted in Extensible Business Reporting Language (XBRL):

(i) Interim Condensed Consolidated Statements of Financial Position as of December 31, 2017 and September 30, 2018 (Unaudited);
(ii) Interim Condensed Consolidated Statements of Profit or Loss for the three and nine months ended September 30, 2017 and 2018 (Unaudited) and for the year ended December 31, 2017;
(iii) Interim Condensed Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2017 and 2018 (Unaudited) and for the year ended December 31, 2017;
(iv) Interim Condensed Statements of Changes in Shareholders’ Equity for the nine months ended September 30, 2017 and 2018 (Unaudited);
(v) Interim Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2017 and 2018 (Unaudited) and for the year ended December 31, 2017; and
(vi) Notes to the Interim Condensed Consolidated Financial Statements.

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